Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30, 2003	For the Three Months Ended September 30, 2003	For the Year Ended December 31,
			2002	2001	2000	1999	1998
	(in millions)

Earnings:
Income (loss) from continuing operations before income taxes	$1,120	$575	$71	$(165)	$666	$2,207	$2,557
Undistributed income (loss) of investees accounted for under the equity method	71	33	(37)	29	25	(14)	62
Interest capitalized	—	—	8	6	—	—	—

Adjusted earnings	1,049	542	100	(200)	641	2,221	2,495

Add fixed charges:
Interest credited to policyholders’ account balances	1,366	459	1,846	1,804	1,751	1,811	1,953
Gross interest expense (1)	323	114	435	653	1,056	863	917
One-third of rental expense	88	26	150	173	166	167	167

Total fixed charges	1,777	599	2,431	2,630	2,973	2,841	3,037

Total earnings plus fixed charges	$2,826	$1,141	$2,531	$2,430	$3,614	$5,062	$5,532

Ratio of earnings to fixed charges (2)	1.59	1.90	1.04	0.92	1.22	1.78	1.82

(1)	Includes Securities business related interest expense which is included in “Net investment income” in the Consolidated Statements of Operations, interest which has been capitalized and amortization of debt discounts and premiums.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than1:1. Additional earnings of $200 million would have been required in 2001 to achieve a ratio of 1:1.